Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834
(203) 300-7622

June 24, 2008

VIA EDGAR CORRESPONDENCE
Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

Re:	Lantis Laser Inc. Amendment No. 1 to Registration Statement on Form SB-2 on Form S-1/A Filed February 14, 2008 File No. 333-146331

Dear Mr. Mancuso:

We are in receipt of your comment letter dated March 11, 2008. We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

1.
We note your reference to amendments to your securities in your responses to prior comments 1 and 72. Generally it is inconsistent with Section 5 of the Securities Act to amend the terms of a private transaction while the related securities are the subject of a resale registration statement. Please tell us how your amendments were consistent with Section 5.

As the Company stated in its previous response letter of February 14, 2008, the amendments were solely for the purpose of confirming an existing provision of the securities, namely, that the Company cannot be required to register any shares of common stock issuable upon the conversion of accrued and unpaid interest on any note prior to the holder exercising such conversion right. This amendment was not material and did not alter any provision of the securities and was entered into solely to aid the Commission’s review of the registration statement.

Prospectus Cover

2.
We note your disclosure that selling stockholders are offering common stock issuable upon exercise of common stock purchase warrants. We also note a similar statement on page 2. Please reconcile these statements with your Selling Stockholders table on page 33. If shares underlying warrants are not being offered, please also revise Exhibit 5.1 accordingly.

The disclosure and Exhibit 5.1 has been revised to reflect that shares underlying warrants are not being offered.

3.
We note your disclosure in response to prior comment 3. However, it remains unclear how your plans regarding the OTC Bulletin Board are consistent with the disclosure on page F-7 regarding listing on a national stock exchange. Please fully disclose your plans in an appropriate section of your prospectus and explain how you qualify for listing on a national stock exchange.

The disclosure in the financial statements has been revised to reflect that the Company plans to seek to have its shares quoted on the OTC Bulletin Board, not listed on a national stock exchange.

4.
Your disclosure that the selling stockholders “may” sell at $.24 or “a range” is inconsistent with prior comment 3 which indicated why you must disclose the fixed price at which all offers and sales will be made. Therefore, we reissue the comment.

The disclosure has been revised to reflect that the selling stockholders may sell at a fixed price of $.24 per share.

5.	Please disclose the trading symbol for your securities.

The disclosure has been revised to reflect the trading symbol for the Company’s common stock.

Outstanding Shares of Common Stock, page 2

6.	Please tell us how you derived the 126,797,883 figure disclosed in this section.

The disclosure has been revised to correct this figure.

7.	Please reconcile the number of outstanding shares disclosed here and on page F-41.

The number of outstanding shares disclosed in the prospectus has been reconciled with that set forth in the financial statements.

Risk Factors, page 4

8.	Please add separate risk factors to highlight your responses to prior comments 28 and 29 that you do not have a Chief Financial Officer or any independent directors.

Separate risk factors have been added in response to this comment.

9.	The reference to “new” products in the caption of your third risk factor implies that you have existing products. Please revise for clarity.

This disclosure has been revised.

The likelihood of successfully implementing our business plan, page 4

10.	Please reconcile your statement that your accumulated deficit is approximately $1 million with your balance sheet for the quarter ended September 30,2007.

This disclosure has been reconciled with the financial statements.

Our Business, page 12

11.
We note your press release, “Lantis Laser Signs Joint Venture Agreement For Exclusive Rights For Advanced Dental Alexandrite Laser,” dated January 15, 2008. Please disclose your ownership interest in the venture. Please also address the purpose of the venture and your operational plans. Please file all material agreements as exhibits.

The disclosure has been revised in response to this comment and all material agreements have been filed as exhibits.

Licenses and Patents, page 15

12.
Please discuss the termination provisions of the agreements referenced in prior comment 17. Please also disclose the duration of your license agreements with LightLab and the University of Florida Research Foundation.

The disclosure has been revised in response to this comment.

13.	We note your response to prior comment 20. Please disclose the circumstances that led to the renegotiation and the terms of the royalty payment forgiveness.

The disclosure has been revised in response to this comment.

Sales and Marketing, page 18

14.
Please clarify and expand your statement at the top of page 19 that you intend to introduce your OCT System to the dental market in August 2008. For instance, please explain whether introduction to the market refers to FDA clearance for the OCT System or means initiation of customer sales and/or product delivery. We also note your disclosure at the bottom of page 14 that you plan to sell the system in two configurations. Please disclose whether the August 2008 introduction would be limited to integrated, as opposed to stand-alone, systems.

The disclosure has been clarified and expanded in response to this comment.

15.	Please reconcile your statements regarding the date of product introduction with your statement on page 6 that you are unable to predict when your products will become commercially available.

The disclosure has been revised in response to this comment.

Property, page 19

16.
We note your response to prior comment 23; however, we are unable to agree that you do not need to disclose that your executive offices are located in an executive’s home without any formal agreement or fee. Please revise accordingly.

The disclosure has been revised in response to this comment.

17.
Please tell us whether the development facility you reference on page 14 is the same 720 square foot space you reference on page 19. From your disclosure, it appears that the lease for the Pinellas Park space recently expired. Please disclose whether you have renewed the lease for this property.

The disclosure has been revised in response to this comment.

Overview, page 19

18.
We note your disclosure on page 20 that you expect Phase 3, the final pre-production phase, to commence in January 2008 with market introduction targeted for August 2008. We also note your disclosure on page 14 that you plan to apply for FDA 510(k) clearance after the completion of Phase 2. Please disclose whether you commenced Phase 3 in January 2008 and the status of your 510(k) application. If you have not commenced Phase 3 and/or applied for 510(k) clearance, please tell us how, if at all, this delay affects your plans for market introduction in August 2008.

This disclosure has been updated and clarified in response to this comment.

Management Biographies, page 28

19.	You have not disclosed the names of any companies that employed Mr. Hamilton for the past five years. We therefore reissue prior comment 30.

The disclosure has been revised in response to this comment.

20.
We note that you have retained disclosure that Dr. Gimbel was Principal Investigator for the first FDA human hard tissue clinical trials of the Er: YAG laser from 1993 to 1997. We therefore reissue prior comment 32.

The disclosure has been revised in response to this comment.

Executive Compensation, page 29

21.	Your compensation disclosure must include information for your last-completed fiscal year: the year ended December 31,2007. Please revise accordingly.

The disclosure has been updated for the year ended December 31, 2007.

22.	We note your disclosure on page 30 provided in response to prior comment 33. Please clarify when the 3-year deferral period ends.

The disclosure has been clarified in response to this comment.

Certain Relationships and Related-Party Transactions, page 31

23.
We note your disclosure on page 31 provided in response to prior comment 36. Please disclose any transactions with related persons exceeding the total assets threshold in Item 404(a). We also reissue the final clause of prior comment 36, which it appears you did not address.

The disclosure has been revised in response to this comment.

Selling Stockholders, page 31

24.
We note that you have not disclosed the nature or the duration of the services provided by Agoracom Investor Relations Corp. or Elephant Consulting Group LLC. We therefore reissue prior comments 38 and 39.

The disclosure has been revised in response to this comment.

25.
We note that your footnotes describe only a portion of the securities held by certain stockholders. We also note that your disclosure on page 34 does not include the consideration paid in the note and warrant transactions. We therefore reissue prior comment 41.

The disclosure has been revised include the consideration paid in the note and warrant transactions. Please note that to the extent the footnotes to the Selling Stockholders describe only a portion of securities, the remainder of the securities are shares of common stock previously issued to such individuals in a transaction exempt from registration pursuant to Section 3(a)(9) of the Securities Act as an issuance solely in exchange for other securities of the Company.

26.	We note your disclosure in footnotes 23 and 59. Please explain how Messrs. Foran and Sherer are converting and selling more shares than underlie the 5% Senior Convertible Notes that they purchased.

The footnotes and corresponding entries in the table of Selling Stockholders have been revised to correct the referenced typographical errors.

27.	Please tell us why several of the selling stockholders appear to own fewer shares than reported in your September 26,2007 filing.

Several selling stockholders appear to own fewer shares than previously reported because the method of reporting the number of shares in the Selling Stockholders table has been revised in response to previous Staff comments. Specifically, in the September 26, 2007 filing, the number of shares owned was reported to include, among other things, shares issuable in lieu of interest payments, whereas in the February 14, 2008 filing (and in today’s filing) these shares, which are not and have never been issued or outstanding, are no longer included in response to the Staff’s prior comment 1.

28.	We note your disclosure that no selling shareholder is a registered broker-dealer. Please tell us whether any selling shareholder is an unregistered broker-dealer.

The disclosure has been revised to indicate that, to the Company’s knowledge, no selling stockholder is an unregistered broker-dealer.

29.
Please reconcile your public float prior to the issuance of the 5% Senior Convertible Notes provided in Appendix G of your February 14, 2008 letter to us with your current total non-affiliate public float provided in response to prior comment 53.

Please see the tabular disclosure attached as Appendix A for a corrected version of the disclosure provided in Appendix G of the Company’s February 14, 2008 letter.

As set forth in Appendix A, prior to the convertible note transaction, the Company had issued and outstanding 92,350,013 shares of common stock, of which 60,648,000 shares were held by affiliates, 21,140,763 were held by stockholders whose investments predated the reverse takeover of Hypervelocity by Lantis Laser, 3,211,250 were held by stockholders who received their shares upon the conversion of notes in connection with the reverse takeover, 5,850,000 shares were held by investors in the Company’s September 2006 private placement and 1,500,000 were held by a consultant.

Subsequent to the issuance of the 5% Senior Convertible Notes, the Company has issued an aggregate of 7,693,225 shares in various unregistered transactions, resulting in 100,043,238 shares issued and outstanding as of June 13, 2008. Accordingly, the Company’s response to prior comment 53 should be revised as follows:

	100,043,238	total shares issued and outstanding
Less	60,648,000	shares held by affiliates
	39,395,238	total non-affiliate public float
Times	33-1/3%
	13,131,746	shares

Thus, the 10,563,548 shares on the Registration Statement falls within the Commission’s guidance of less than 33-1/3% of the non-affiliate public float.

Sales Pursuant to Rule 144, page 39

30.	We note that you have not indicated the amount of common equity that could be sold pursuant to Rule 144 under the Securities Act. We therefore reissue the final clause of prior comment 37.

The Company believes that all required disclosure under Regulation S-B Item 201(a) has been provided. In this regard, the Company notes that the final clause of prior comment 37 refers to the information required under Item 201(a)(2)(ii), but Item 201(a)(2) requires disclosure only in connection with a “registration statement relating to a class of common equity for which at the time of filing there is no established public trading market,” whereas the Company’s common stock has been listed for quotation on the Pink Sheets since October 2006.

Indemnification, page 40

31.	We reissue prior comment 56. Please describe the “fullest extent” to which indemnification “is permitted by law.”

Please be advised that, as stated in the disclosure, the fullest extent permitted by applicable law, i.e., Article 78 of the Nevada Revised Statutes, extends to damages arising from a breach of fiduciary duty as a director or officer, but does not extend to acts or omissions that include misconduct or fraud.

Audited Financial Statements as of December 31, 2006

General

32.	Please update the financial statements as required by Rule 808 of Regulation S-X.

The financial statements have been updated.

33.	Please include updated accountants’ consents with any amendment to the filing.

Updated accountants’ consents have been included with today’s filing.

Consolidated Statements of Changes in Stockholders’ Deficit, page F-4

34.	We reference your response to prior comment 60 in our letter dated October 23, 2007. Please tell us where you have included all the disclosures required by paragraph 11.d.1. and 2. of SFAS 7.

The Company has added the date on which the founders shares were issued. The Company believes all other requirements under paragraph 11.d.1 and 2 have been met in the statement of changes in stockholders’ deficit.

Report of Independent Registered Pubic Accounting Firm, page F-23

35.
The last paragraph of the review report on page F-23 references the financial statements through June 30, 3007. Please revise to reference the updated financial statements included in this filing and discussed in the first paragraph of this report.

The Company has included the comparative audit reports for December 31, 2007 and 2006 and the review report for the three months ended March 31, 2008.

Note 7 - Warrants, pages F-18 and F-42

Note 10 - Restatement of Prior Financial Statements, page F-45

36.
Please disclose the date of the issuances of the warrants on pages F-18 and F-42. In addition, tell us where the $323,073 value of the 3,250,000 warrants is reflected in the Consolidated Statements of Changes in Stockholders’ Deficit.

The Company has included in their disclosures the date that the 3,250,000 warrants were issued as September 28, 2006. The value as indicated in our previous restated financial statements reflected the value of these warrants as $208,143. The $323,073 was the fair value in the original filing of those statements which reflected in error an increase in fair value adjustment of $114,930. This adjustment was corrected in the amended filings as the warrants did not contain liability characteristics under established guidelines in FASB 133, EITF 00-27 and FASB 150.

37.
We reference your response to prior comments 65 and 67 in our letter dated October 23, 2007. We note that you recorded the change in fair value of the warrants issued in the private placement with the convertible notes in your consolidated statements of operations, then restated your financial statements to reverse this accounting, which was treated as a correction of an error. Please tell us the basis for the change in accounting treatment, including the reasons or factors that led to the changes. Your response should include the specific terns of your warrants and how these were considered in determining the appropriate accounting treatment.

As the Company noted in its prior responses for to comments 65 and 67 in the October 23, 2007 comment letter, the original presentation of the warrants that were issued in the private placement were that they should be classified as a derivative liability as they met the definition contained in FASB 133. After further review, it was determined that the warrants should not be classified as a derivative liability and that they were straight equity and that no market adjustment was necessary. Therefore, the Company issued restated financial statements correcting the $114,930 fair value adjustment. The Company had issued warrants with shares of stock. The Company only separated the values between the two components. There was no debt involved in the transaction, and thus the original classification needed to be changed. FAS 133 should not have impacted this treatment.

Unaudited Interim Financial Statements as of September 30, 2007

Note 4 - Convertible Notes, page F-38

38.
We reference your response to prior comment 68 in our letter dated October 23, 2007. Please provide us your analysis of EITF 00-27 in determining that there was no beneficial conversion feature embedded in the notes. Please refer to and include your consideration of Part II, paragraphs 6 and 7 of EITF 00-27.

The Company had updated disclosure with respect to the 6,737,333 warrants issued in connection with the $2,526,500 convertible notes as they related to classification under EITF 00-27. The Company determined that there was no beneficial conversion feature embedded in the notes and disclosed this fact. To support this fact, the Company will provide the commission with clarification as to the calculation as stipulated in paragraphs 6 and 7 of Part II of EITF 00-27.

The Company issued $2,526,500 in convertible notes at par with 6,737,333 in detached warrants. The convertible notes are convertible into shares of the Company’s common stock at a conversion price of $.15 for a three-year period. In this scenario, the holders of the convertible notes are entitled to receive 16,843,333 in a conversion. The fair value of the Company’s at the commitment date is $.40 per share. The Company performed an APB 14 analysis and determined that the relative fair values of each component were 79.7% to convertible notes and 20.3% to the warrants. After allocating 20.3% or $513,132 of the proceeds to the debt discount on the balance sheet with the $513,132 as additional paid-in capital.

With this information, the Company needed to evaluate whether the embedded conversion option within the convertible note is beneficial (has intrinsic value) to the holders. The effective conversion price (the allocated proceeds divided by the number of shares to be received on conversion) $2,013,368 ($2,526,500 x 79.7%) divided by 16,843,333 (shares tot be received) = $.12. The intrinsic value of the conversion option is therefore calculated as $505,300 which represents 16,843,333 shares (at conversion) x ($.15 conversion price - $.12 effective conversion price). The Company had not previously recorded this as the stock was thinly traded and the market price was not indicative of the true fair value of the stock, which was determined to be $.10 based on the last price paid for a share of stock. The Company has reconsidered this and has amended the adjusted their year end financials to record the additional debt discount based on the beneficial conversion feature as well as the related accumulated amortization of this debt discount.

Outside Back Cover of the Prospectus

39.	We note your disclosure provided in response to prior comment 69. Please provide the basis for your statement regarding 40 days.

This statement has been revised.

Recent Sales of Unregistered Securities, page II-2

40.	We note that you have not discussed the duration of the public and investor relations services provided to you. We therefore reissue prior comment 71.

The disclosure has been revised in response to this comment.

41.	Please reconcile your sales of unregistered securities in fiscal year 2007 with your Consolidated Statements of Changes in Stockholders’ Deficit on page F-26.

The disclosure has been revised in response to this comment.

Exhibits

42.
Please revise your exhibit index for accuracy. For example, the index indicates that exhibit 4.3 is incorporated by reference to your prior filing; however, you have filed an exhibit 4.3 with the current amendment.

The exhibit index has been revised in response to this comment.

43.	Please file as an exhibit the amended warrant agreement you reference in response to prior comment 72.

Please be advised that the statement in response to prior comment 72 contained in the Company’s letter dated February 14, 2008 that the “warrant agreements have been amended to clarify that the warrants are not transferable” was inaccurate.

The form of warrant agreement filed as Exhibit 4.3 to the Company’s Registration Statement on Form SB-2 filed on September 26, 2007 was incorrect in that it omitted the restrictive legend that was contained on the actual warrant agreements. Exhibit 4.3 to Amendment No. 1 on Form S-1 to the Company’s Registration Statement on Form S-B filed on February 14, 2008 represented the corrected form of warrant agreement, not a form of amended warrant agreement. The exhibit index included in today’s filing has been revised to reflect the foregoing.

44.	Please file as an exhibit the subscription agreement referenced in exhibit 4.2.

This exhibit has been included with today’s filing.

Signatures page

45.	We note that the text on your Signatures page refers to the incorrect form type, Please revise to provide the text required by From S-1.

The Signatures page has been corrected.

* * *

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Seyfarth Shaw LLP, at (202) 828-5360. If you cannot reach him, please call me at (203) 300-7622.

Very truly yours,

/s/ Stanley B. Baron
Stanley B. Baron

cc:	Ernest M. Stern, Esq.

Daniel J. MacTough, Esq.

APPENDIX A

					(Source)
Date	Name	Investment	Free Trade	Total	Founders/Mgmt.	Hypervelocity	Bridge/Convert.	PP1
11.04.2004	Baron, Stanley B (Founder)	21,517,500			21,517,500
	Baron, Guy M (Son)	2,997,000			2,997,000
	Baron, Jodi B (Daughter)	2,997,000			2,997,000
	Gimbel, Ruth L (Founder Beneficiary)	26,014,500			26,014,500
	Gimbel, Alex S (Son)	1,497,000			1,497,000
	Hamilton, Douglas	3,125,000			3,125,000
	Hamilton, Doug (Same person as above)	1,875,000			1,875,000
	Otis, Linda	625,000			625,000
	Napier, John	1,113,750				1,113,750
	Fisher, Rebecca	49,500				49,500
	Beekman (Shell) 70 Shareholders	750,000				750,000
	Adjustment for shares issued in lieu of fractional shares	13				13

	Al-Mahasneh, Qusai		123,750				123,750
	LegentCl.LLC,FBOAnderson,Kerry		75,000			75,000
	Beavers, Doyle		144,775				144,775
	Brailovsky,Michael		5,000			5,000
	Bruce, Mark & Rosemary		7,919,625			7,919,625
	Burman, Lester		289,700				289,700
	Charron, Michael & Judith		75,000			75,000
	Charron, Robert & Kim		75,000			75,000
	Coffin, Robert		144,775				144,775
	Coleton, Stuart		176,750				176,750
	D'Ambrosio, Matt & Jody		76,500			76,500
	De Lorenzo, Christopher		125,000			125,000
	Dobrin, Lawrence		176,750				176,750
	Egan, Brian		89,000			89,000
	Gates, John		75,000			75,000
	Herzog, Mark		1,113,750			1,113,750
	Kelly, Kevin		300,000			300,000
	Kirsch, Sanford & Coleton		353,500				353,500
	Kusumoto, Hiroshige		353,500				353,500
	Manchester, Gordon		425,500			425,500
	Mcfarland, Carl		254,500			254,500
	McFarland, Douglas & Elizabeth		62,500			62,500
	Moloney, Thomas		88,250				88,250
	Notte, Martin		47,500			47,500
	O'Brien, Thomas & Anita		75,000			75,000
	Pietrangelo, Al ("AP")		6,347,125			6,347,125
	Rock of Angels Hldng (Owned by AP)		1,500,000			1,500,000
	Romanowski, Chris & Beth		161,500			161,500
	Staudt, John		50,000			50,000
	Stevens, Max		300,000			300,000
	Strunk, Scott & Kim		75,000			75,000
	Trevinoe, Enrique		362,750				362,750
	Patthoff, Donald		289,750				289,750
	Siminovsky, William		353,500				353,500
	Williams, Susan		176,750				176,750
	Wermer, Paul		176,750				176,750
6.16.2006	BALANCE	62,561,263	22,438,750	85,000,013	60,648,000	21,140,763	3,211,250

10.31.2006	Private Placement 1
	Robert B Dragani	225,000						225,000
	RMB Equipment, Inc.(Robrt hearer)	450,000						450,000
	James R McNally	225,000						225,000
	Michael A Tusing	225,000						225,000
	Lloyd A Cryer & Adad J Cryer	225,000						225,000
	J Louis Schlegel IV - IRA	450,000						450,000
	RBC Dain Rauscher
	Richard & SharleneGreene	225,000						225,000
	William M Detterer	225,000						225,000
	Vincent S Rospond	225,000						225,000
	Randel Thompson	225,000						225,000
	Adam & Bridget Perez	225,000						225,000
	Hallmark Southwest Corp.	225,000						225,000
	Charles R Brammer
	Anthony Genito	225,000						225,000
	RBC Dain Rauscher
	Dennis Stratton	225,000						225,000
	RBC Dain Rauscher
	Michael Ray Ritchie	225,000						225,000
	Kelly & David Harden	225,000						225,000
	Brenda Harp	225,000						225,000
	RBC Dain Rauscher
	Robert R. Hill	225,000						225,000
	James Candler	225,000						225,000
	Timothy A Shear TTEE	450,000						450,000
	Dec of Trust U/A DTD 1.6.94
	Keyva Investments	225,000						225,000
	Donald E Gaskins	225,000						225,000
	Holland Tunnel Service Center	225,000						225,000
	Don Francis
		5,850,000		90,850,013	60,648,000	21,140,763	3,211,250	5,850,000
	New Balance	68,411,263	22,438,750	90,850,013
11.22.2006	144 resale	(5,944)	5,944
12.22.2006	Private Issuance	1,500,000		1,500,000
1.30.2007	144 resale	(1,825)	1,825
2.1.2007	144 resale	(494,807)	494,807
2.2.2007	144 resale	(5,344)	5,344
2.14.2007	144 resale	(150,000)	150,000
03.01.2007	144 resale	(5,000)	5,000
03.22.07	144 resale	(7,563)	7,563
03.28.2007	144 resale	(2,032)	2,032
04.06.2007	144 resale	(2,544)	2,544
05.01.2007	144 resale	(1,000)	1,000
		823,941	676,059	1,500,000

5.17.2007	Balance	69,235,204	23,114,809	92,350,013
	Before Closing of 5% Senior Note

7.3.2007	Private Issuance	170,000
7.23.2007	Private Issuance	55,000
9.26.2007	Private Issuance	230,000
10.16.2007	Warrant Exercise	75,000
11.5.2007	Warrant Exercise	88,375
11.14.2007	Private Issuance	55,000
11.20.2007	Surrenderred	(50,000)
11.20.2007	Private Issuance	2,500,000
11.21.2007	Private Issuance	3,500,000
2.28.2008	Warrant Exercise	69,850
6.9.2008	Private Issuance	1,000,000
		7,693,225	-	7,693,225
	Freely tradable 144 stock	(1,237,204)	1,237,204	-
		6,456,021	1,237,204	7,693,225

6.13.2008	Balance	75,691,225	24,352,013	100,043,238